Exhibit 10.1

PRESS RELEASE

Magic Software Reports Financial Results for Q1 2008

– Sharp Rise in Cash & Equivalents to $32 million; 9% Revenue Growth with
Continued Strong Gross Margin –

Or Yehuda, Israel, May 21, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of business integration, application development and deployment tools, today announced financial results for the first quarter ended March 31, 2008.

Results for the First Quarter
Revenues for the first quarter increased by 9% to $15.1 million compared with $13.8 million in the first quarter of 2007. Gross margin for the quarter rose to 55% from 51% in the first quarter of 2007.

On the basis of U.S. GAAP, net profit for the quarter totaled $52,000, or $0.0 per share. This compared with a net profit of $1.0 million, or $0.03 per share, for the first quarter of 2007, which included a $0.5 million contribution from discontinued operations.

GAAP results include amortization expense as well as non-cash charges taken for the capitalization of intangible assets and stock-based compensation. Excluding these expenses, non-GAAP net profit for the quarter was $0.3 million, or $0.01 per share compared to $0.6 million, or $0.03 per share, in the first quarter of 2007.

As of the end of the quarter, the Company’s net cash equivalents (including cash, short term bank deposits and marketable securities) totaled $32.2million compared to $16.4 million at the end of the fourth quarter of 2007. The increase reflected the contribution of approximately $4 million from the Company’s operations, with the remainder derived from the payment received in respect of the Company’s sale of its wholly-owned subsidiary, Advanced Answers On Demand (AAOD) in the fourth quarter of 2007. In accordance with U.S. GAAP (Generally Accepted Accounting Principles), AAOD’s results have been recorded as discontinued operations in the first quarter of 2007, with operating results excluding AAOD’s contribution.

Comments of Management
Commenting on the results, Guy Bernstein, Active Chairman of Magic Software Enterprises, said, “Our first quarter results represent a solid beginning for 2008. Our divestment of AAOD in the fourth quarter has strengthened our cash position significantly while allowing us to increase our focus on core activities.

“On the product development front, we have just announced our exciting Rich Internet Application Platform, a comprehensive platform designed to accelerate the development of complex, advanced-functionality client/server and rich internet applications. We have also been active in the Software-as-a-Service (SaaS) field, a market niche that has entered a rapid growth phase. We officially entered this market a few weeks ago at Dreamforce Europe when we launched a special edition of our flagship iBOLT business integration solution for Salesforce.com users, a significant market on its own,” concluded Bernstein.

Highlights of the First Quarter

–	Announcement of the application development roadmap for the Company’s next-generation eDeveloper composite application platform.

–	Introduction of iBOLT for Salesforce.com, the Company’s first offering for the Software-as-a-Service (SaaS) market. Introduced at Dreamforce Europe 2008 conference.

Non-GAAP Financial Measures
This release includes non-GAAP basic and diluted earnings per share and other non-GAAP financial measures, including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income. These non-GAAP measures exclude the following items:

–	Amortization of purchased intangible assets;

–	In-process research and development capitalization and;

–	Equity-based compensation expense.

Magic’s management believes that the presentation of non-GAAP measures provide useful information to investors and management regarding financial and business trends relating to the company’s financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Magic’s management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development capitalization and equity-based compensation expense. Magic’s management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the company’s financial results.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic’s results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Conference Call
Magic Software’s management will also host a conference call today at 10:00 am EDT and 5:00 pm in Israel.

To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1-800-994-4498
From Canada: 1-866-485-2399
From UK: 0800-0323367
From Israel: 1-800-270-345
All others: +972-3-9180620

Callers should reference the Magic Software Earnings Conference Call.

For those unable to listen to the conference call, there will be a replay available from the investor relations part of Magic’s web-site at: www.magicsoftware.com.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a leading provider of business integration, application development and deployment tools. Magic Software has a presence in over 50 countries as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP, salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Contacts
David Zigdon
Chief Financial Officer
Magic Software Enterprises Ltd.
Tel: +972 (0)3 538 9600
dzigdon@magicsoftware.com

Magic Software Enterprises Ltd
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended March 31,
	2008	2007
	(unaudited)	(unaudited)

Sales	15,069	13,831
Cost of sales	6,785	6,766

Gross profit	8,284	7,065
Software development costs, net	560	626
Selling, general and administrative expenses	7,860	5,971
Total operating expenses	8,420	6,597
Operating income (loss)	(136)	468
Financial income, net	180	106
Other income, net	39	25

Income before taxes	83	599
Taxes on income	23	142

	60	457
Equity gain (loss)	(8)	10

Net income before discontinued operation	52	467

Net income from discontinued operation	0	537

Net income after discontinued operation	52	1,004

Basic net earnings per ordinary share	0	0.03

Diluted net earnings per ordinary share	0	0.03

Weighted average number of
ordinary shares used in
computing basic net earnings
per ordinary share	31,763	31,306
Weighted average number of
ordinary shares used in
computing diluted net earnings
per ordinary share	32,001	31,990

Magic Software Enterprises Ltd
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands of U.S. dollars, except per share data)

	Three months ended March 31,
	2008	2007
	(unaudited)	(unaudited)

GAAP operating income (loss)	(136)	468
Amortization of intangibles	578	822
Capitalization of software
development	(856)	(764)
Stock-based compensation	491	34

Total adjustments to GAAP	213	92

Non-GAAP operating income (loss)	77	560

GAAP net income (loss) before discontinued operation	52	468
Total adjustments to GAAP as above	213	92

Non-GAAP net income (loss) before discontinued operation	265	560

GAAP net income (loss)	52	1,004
Total adjustments to GAAP as above	213	92

Non-GAAP	265	1,096

Non-GAAP basic earnings per share	0.01	0.04

Weighted average number of
ordinary shares used in
computing basic net earnings
per ordinary share	31,763	31,306

Non-GAAP diluted earnings per share	0.01	0.03

Weighted average number of
ordinary shares used in
computing diluted net earnings
per ordinary share	32,001	31,990

Magic Software Enterprises Ltd
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As of March 31, 2008	As of December 31, 2007
	(unaudited)	(unaudited)

ASSETS

Current Assets
Cash and cash equivalents	29,139	12,178
Short term bank deposits	102	89
Marketable securities	2,994	4,090
Trade accounts receivable	13,591	12,941
Other receivables and prepaid expenses	2,824	2,010
Debtors from a subsidiaries sale		16,000
Current assets of discontinued operations	35	41

Total Current Assets	48,685	47,349

Non-Current Assets
Severance pay fund	2,093	1,925
Long term deposits	511	472
Investment in affiliated companies	119	127
Fixed assets, net	5,755	5,758
Goodwill	16,514	15,986
Other assets, net	10,995	10,681

Total Non-Current Assets	35,987	34,949

Total Assets	84,672	82,298

Current Liabilities
Short-term credit from banks	175	3,621
Trade accounts payable	2,933	2,999
Accrued expenses and other liabilities	7,943	9,169
Deferred Revenues	8,096	2,314

Current Liabilities of discontinued operation	465	503

Total Current Liabilities	19,612	18,606

Non-Current Liabilities
Long-term loans	140	132
Accrued severance pay	2,330	2,316
Minority interests	4	-

Total Non-Current Liabilities	2,474	2,448

Shareholders' Equity	62,586	61,244

Total Liabilities and Shareholders' Equity	84,672	82,298